Press Release	Source: Next, Inc.

Next Inc. Announces Third Quarter Earnings
Thursday October 5th 2006

Reports Third Quarter Profit Increase of 113% on Core Sales Growth of 9%

CHATTANOOGA, TENN.--(BUSINESS WIRE) – October 5, 2006 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear and promotional products industry today announced its fiscal third quarter earnings for the three months ended September 1, 2006.

Core sales, (Collegiate, Automotive, Wildlife, and American Biker) increased to $8,876,376 for the three months ended September 1, 2006 from $8,133,644 for the three months ended August 31, 2005. Total Sales grew 5% to $8,876,376 in the third quarter of 2006 from $8,449,548 in 2005, as the prior year quarter included $315,904 of none-core sales which are no longer part of the Company’s business focus. Gross profit (after cost of sales) was $2,605,032 compared to prior year of $2,183,472. The Company had operating income of $638,855 for the third quarter of 2006 compared to prior year of $350,510.The Company had a net income of $219,917 for the third quarter of 2006 compared to $103,444 of net income in the prior year.

Mr. Charles L. Thompson, the Company's CFO stated," The Company’s cash flow’s have improved significantly from last year. Net cash provided from operating activities for the nine months ended were $2,172,620 compared to the same period last year which the Company used cash for operating activities of $2,017,976, a positive swing of $4,190,596. Inventory reduction contributed $2,380,082 of this cash flow improvement. The Company’s total debt has been reduced by $2,313,760 for period ending September 1, 2006 compared to same period prior year, which is a function of a lower balance on the Company’s revolving line of credit.”

Mr. Robert Budd, the Company’s CEO stated, “I am extremely pleased with the progress we’ve made since implementing our turnaround plan. The fact that we have now been able to report two consecutive profitable quarters in a row while growing our year over year quarterly profit 113% speaks volumes of the progress we have made over the past 9 months.”

Budd further commented, “We are definitely heading in the right direction by having accomplished improved profitability while not sacrificing our top line. In fact, we are ahead of last years top line sales despite eliminating about $2.0 million of sales generated from business units that we are no longer servicing. Although pleased, we are not satisfied, remaining keenly aware that we still have a great deal of work to do. We’ve clearly learned a lot over the past 9 months and we expect to continue to show improved performance as we finish up our fourth quarter and move into 07.”

The Company will hold a conference call on Thursday, October 5, 2006 at 11:00 AM Eastern time to discuss second quarter results. The dial in number for the call is toll number 719-457-2693. The call is also being webcast and can be accessed by going to http://www.shareholder.com/nxti/medialist.cfm. A replay of the webcast will be available through at least October 13, 2006.

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded promotional products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed promotional products and imprinted sportswear industries.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are, www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.net.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements

Contact:

     Next, Inc., Chattanooga

     Jason Assad, 423-296-8213 Ext. 113

     jassad@nxt-inc.com